Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stormalong Cider Inc.
12 SEWALL BROOK LANE
SHERBORN, MA 01770
stormalong.com

Up to $1,234,989.36 in Series Seed-2 Preferred Stock at $11.02
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Stormalong Cider Inc.
Address: 12 SEWALL BROOK LANE , SHERBORN, MA 01770
State of Incorporation: DE
Date Incorporated: September 17, 2021

Terms:

Equity

Offering Minimum: $20,000.00 | 1,815 shares of Series Seed-2 Preferred Stock
Offering Maximum: $1,234,989.36 | 112,068 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $11.02
Minimum Investment Amount (per investor): $341.62

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed-2 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed-2 Preferred Stock.

Investment Incentives and Bonuses*

Time-Based

Invest $500 within the first 2 weeks and receive 5% bonus shares

Invest $10,000 within the first 2 weeks and receive 8% bonus shares

Invest $20,000 within the first 2 weeks and receive 10% bonus shares

Amount-Based

$500

Stormalong Cap, Pint Glass; 15% off tasting room and DTC purchases 2025

$1000

Stormalong Cap, Pint Glass; $50 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; $2500; Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$2500

Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$5000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 2 x $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025, 2026; Rare Apple Cider Club releases calendar year 2025, 2026

$10,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 5 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime

$20,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 10 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialities. Cidermaking apprenticeship with the Stormalong team in Millis, MA* (travel not included)

$50,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 20 x $100 Stormalong Gift Cards; 20% off tasting room and DTC purchases lifetime; Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialties. Make your own style of cider with the Stormalong team. Private party for 30 at our new tasting room.

<u>Loyalty Perk</u>

Exclusive members will receive 5% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Stormalong Cider Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $11.02 / share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $1,102. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Stormalong Cider, Inc. (or the "Company") is a Massachusetts-based craft cider company producing a wide range of ciders focused on apple quality and character. We are committed to excellence in hard cider and have built our brand, team, and intellectual property in preparation for continued expansion of our business and reputation. In 2022, Stormalong Cider Inc. grew to the #3 hard cider brand in Massachusetts, which is a top U.S. market for cider. We started with our flagship Legendary Dry and have expanded our product line to include five core ciders as well as seasonal and limited release offerings. Our products have continued to grow year over year through their respective sales platforms – national and local retailers, bars, restaurants as well as our D2C platform.

Corporate History

The Company was originally founded as Stormalong Cider LLC on February 3, 2014 in the state of Massachusetts. Stormalong Cider, Inc. was incorporated on September 17, 2021, in the state of Delaware. Also on September 17, 2021, the Company executed a contribution agreement that made the prior LLC entity a wholly-owned subsidiary of Stormalong Cider, Inc.

Competitors and Industry

Competitors

Stormalong Cider operates in a highly competitive craft cider market. Notable competitors include:

Angry Orchard: The largest hard cider brand in the U.S., owned by Boston Beer Company. Known for its mass-market appeal.

Stella Artois Cidre: A mass market cider brand owned by Anheuser-Busch InBev, competing with Angry Orchard and other mainstream cider.

Blake's Hard Cider: An emerging national brand that appeals to cider drinkers seeking diverse, fruity flavors.

Downeast, Citizen Cider, and 1911: Regional cider brands with a strong presence in the Northeast.

Other Massachusetts Cider Companies: Locally, Stormalong competes against Carlson Orchards and High Limb Cider, which are local players in the craft cider space in New England.

Industry

The hard cider market in the U.S. is experiencing regional growth, driven by increased demand for craft beverages that offer authenticity and natural ingredients. Some key industry trends include:

Craft and Local Sourcing: Consumers are leaning towards brands that highlight local ingredients, sustainability, and craft methods.

Health-Conscious Alternatives: Hard ciders that are gluten-free, low-sugar, and use no artificial flavors appeal to health-conscious consumers.

Growing Cider Market: The global cider market was valued at $14.2 billion in 2023 with the U.S. cider market valued at approximately $1 billion in 2022, with a particular emphasis on regional craft producers growing larger share of the market.

https://www.just-drinks.com/news/in-data-europe-continues-to-drink-lions-share-of-cider-led-by-uk/

Current Stage and Roadmap

Current Stage

Stormalong Cider has demonstrated consistent growth, with key achievements to date:

Revenue Growth: The Company generated $2.77M in revenue in 2022, and $3.07M in 2023, showing steady year-over-year growth.

Top 3 Hard Cider Brand in Massachusetts: Stormalong is ranked the #3 hard cider brand in Massachusetts, a significant achievement in one of the top cider markets in the U.S.

Widespread Distribution: Stormalong's ciders are available in over 3,000 on- and off-premise locations, including major retailers like Costco, Trader Joe's, Whole Foods, Total Wine, and Wegmans.

Direct-to-Consumer Success: Stormalong has built a strong direct-to-consumer (D2C) platform, selling its products at farmers' markets and through an e-commerce site, as well as via the growing Rare Apple Club.

Recognition and Industry Affiliations: The Company's founder, Shannon Edgar serves on the Board of Directors of the American Cider Association and has received significant press coverage from outlets like the Boston Globe and Boston Magazine, as well as trade focused articles in organizations such as Brewbound and Cidercraft Magazine.

Roadmap

Stormalong Cider plans to further capitalize on its growth trajectory with several key initiatives:

Expansion into New Markets: With proven success in Massachusetts and other New England states, Stormalong intends to strategically expand distribution throughout the U.S., targeting states with high cider consumption and growth potential.

Opening a Tasting Room: Stormalong is raising funds to build a dedicated tasting room to enhance the customer experience, build community, and boost direct-to-consumer sales.

New Production Facility: A state-of-the-art production facility in Millis, MA, is slated to open in 2025. This facility will allow the Company to significantly increase production and meet growing demand.

Continued Innovation: Stormalong plans to release new cider varieties and other innovative products that appeal to a wide range of customers. This includes non-alcoholic cider products. The brand's Rare Apple Club, which highlights specific apple cultivars, is also a focus for future growth.

Sustainability and Local Sourcing: Stormalong will continue to strengthen its relationships with local apple farmers and reinforce its commitment to sustainability, using only 100% real, whole apples, no apple juice concentrate.

The Team

Officers and Directors

Name: Shannon Edgar

Shannon Edgar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Principal Accounting Officer, Board Director
  Dates of Service: March, 2014 - Present
  Responsibilities: Founder managing and executing all aspects of Stormalong. Salary: $150,000

Other business experience in the past three years:

- Employer: Paragon Group
  Title: Director of Business Development
  Dates of Service: April, 2010 - December, 2023
  Responsibilities: Drives the organisation's business development strategies, enhances its current portfolio, and explores new business opportunities.

Other business experience in the past three years:

- Employer: Intelligent Noise
  Title: President
  Dates of Service: September, 2002 - Present
  Responsibilities: Providing senior leadership, overseeing the development and execution of company strategies, and ensuring the company's financial health and sustainable growth by making critical decisions aligned with long-term objectives. Shannon spends less than 1 hour a week providing oversight and general guidance to the company manager.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series Seed-2 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed-2 Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value

than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Compliance with Alcohol Laws

Stormalong Cider Inc. is committed to adhering to all applicable federal and state laws governing the sale, distribution, and consumption of alcoholic beverages. Our business operations are fully compliant with both Massachusetts state law and relevant federal regulations concerning alcohol. However, we cannot guarantee or provide assurance that investments made from states other than Massachusetts will fully comply with local alcohol-related laws or regulations in those states. Potential investors are advised to consult with legal and regulatory professionals in their respective jurisdictions to ensure compliance with applicable laws before making any investment. By proceeding with an investment, investors acknowledge and accept the risks associated with the variation in state-specific laws and regulations related to alcohol.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shannon Edgar	693,500	Common Stock	65.95%
Paragon Group Inc. (100% owned by Edgar Family)	306,500	Common Stock	29.15%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 112,068 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 1,300,000 with a total of 1,063,349 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 63,349 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 51,586 with a total of 51,586 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 152,036 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on the material rights of authorized securities, please see the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of Series Seed-2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,774,604 compared to $3,072,683 in fiscal year 2023. This was primarily driven by expanded distribution channels and higher sales volumes. The Company successfully grew its retail footprint, with new partnerships in major stores like Costco and Trader Joe's, alongside increased demand at local farmer's markets and direct-to-consumer platforms. The introduction of new product lines in 2023 also contributed to this growth.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,954,100 compared to $2,006,287 in fiscal year 2023. The slight increase in the cost of sales, about 2.7%, was largely due to continued inflationary pressures on raw materials, particularly apples, and packaging materials. While supply chain issues that impacted 2021 and 2022 began to stabilize, ongoing freight and energy costs remained higher than pre-pandemic levels. However, the Company managed to mitigate some of these expenses through better supplier contracts and operational efficiencies.

Gross Margins

Gross margins for fiscal year 2022 were $820,504 compared to $1,066,395 in fiscal year 2023. Gross margins improved from 2022 to 2023 due to a combination of increased revenue and more efficient cost management. This resulted in a gross margin percentage increase from approximately 29.6% in 2022 to 34.7% in 2023. The stabilization of raw material and packaging costs, coupled with operational optimizations, contributed to this margin improvement.

Expenses

Expenses for fiscal year 2022 were $765,684 compared to $1,052,263 in fiscal year 2023.

The increase in expenses between 2022 and 2023 was driven by the Company's expansion efforts, including higher marketing costs to support its new distribution channels and product lines. Additional expenses were incurred for personnel to support the growth in operations, particularly in sales and logistics. The Company also made investments in upgrading its technology and supply chain infrastructure to prepare for future scaling.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because we have established a strong foundation with major retailers and a growing direct-to-consumer base. Past cash was primarily generated through sales, with additional funding through equity investments. Our goal is to open a tasting room, which is expected to generate additional cash flow and provide a stronger direct connection with our customer base. We expect future cash flows to be stronger as we expand into new markets and further increase our production capacity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2023, the Company had capital resources available in the form of $157,306 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the build-out of a new production facility and tasting room and the expansion into additional retail markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company generates substantial revenue, and can continue to operate for the foreseable future based on this revenue. The company will need to raise substantial capital to put towards construction on their new production facility to continue operations, or move to a contract production model.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for the next 1-3 years. This is based on a current monthly burn rate of approximately $200,000, with additional investments made into the tasting room build-out and expanding the distribution footprint.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has additional financing available through lenders in the form of term loans, additional lines of credit, and SBA loans.

Indebtedness

- Creditor: PPP Loan
  Amount Owed: $51,500.00
  Interest Rate: 1.0%
  This loan was forgiven.

- Creditor: Northhern Bank SBA
  Amount Owed: $240,922.00
  Interest Rate: 10.25%
  On March 28, 2022, the Company entered into a SBA7A loan agreement with Northern Bank to purchase a canning line and other equipment. The interest rate is 10.25% per annum. The total outstanding balance as of November 1, 2024 is $240,922. The entire balance is classified as current and the maturity date is August 26, 2030.

- Creditor: Northern Bank
  Amount Owed: $249,118.25
  Interest Rate: 10.0%
  On March 28, 2022, the Company entered into a Line of Credit and term loan agreement with Northern Bank. The credit facility size is $249,118. The interest rate is 10.00% per annum. The total outstanding balance as of November 1, 2024 is The entire balance is classified as current and there is not a maturity date set.

Related Party Transactions

- Name of Person: Shannon Edgar
  Relationship to Company: Director, Officer, and 20%+ Owner
  Nature / amount of interest in the transaction: During the year ended December 31, 2023, the Company obtained a loan from of its shareholders, Shannon Edgar in the amount of $60,000
  Material Terms: The entire balance is classified as current as it has no maturity set. This loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stood at $54,276 and $0, respectively.

- Name of Entity: Paragon Group, Inc.
  Names of 20% owners: The Edgar Family
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the years ended December 31, 2023, and December 31, 2022, the Company obtained a loan from one of its shareholders, Paragon Group Inc., amounting to $707,050.
  Material Terms: The entire balance is classified as current, as it has no set maturity date, and the loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding loan balance was $707,050 and $308,484, respectively.

Valuation

Pre-Money Valuation: $12,286,583.70

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (1,114,935 shares) includes 1,000,000 shares issued and 63,349 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

- Working Capital
  19.5%
  We will use 19.5% of the funds for working capital to cover expenses for the tasting room build-out, as well as ongoing day-to-day operations of the Company. This will ensure that we can meet operational costs while continuing to invest in growth and expansion opportunities.

If we raise the over allotment amount of $1,234,989.36, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development, and market testing. This will allow us to stay competitive and continue innovating in the hard cider market by introducing new flavors and product lines tailored to consumer preferences.

- Inventory
  25.0%
  We will use 25% of the funds raised to purchase inventory for the Company's cider products in preparation for expansion into new markets and increased distribution with key retail partners such as Costco, Trader Joe's, and Whole Foods. This will ensure we have the necessary supply to meet growing demand.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, and Customer Service. These roles are critical for scaling the business and managing increased sales and distribution. Wages will be commensurate with training, experience, and position.

- Working Capital
  33.5%
  We will use 33.5% of the funds for working capital to cover expenses for the tasting room build-out, as well as ongoing day-to-day operations of the Company. This will ensure that we can meet operational costs while continuing to invest in growth and expansion opportunities.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at stormalong.com (stormalong.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stormalong-cider

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Stormalong Cider Inc.

[See attached]

STORMALONG CIDER, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stormalong Cider, Inc.
Sherborn, Massachusetts

We have reviewed the accompanying consolidated financial statements of Stormalong Cider, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

June 19, 2024
Los Angeles, California

Stormalong Cider Inc.
Consolidated Balance Sheet
(Unaudited)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 259,595	$ 137,775
Accounts Receivable, net	367,439	216,643
Inventory	904,552	881,684
Due from Related Parties	-	9,724
Prepaids and Other Current Assets	41,801	8,000
Total Current Assets	1,573,387	1,253,826
Property and Equipment, net	764,184	975,137
Intangible Assets	248,357	222,073
Right-of-Use Assets	28,909	60,576
Total Assets	$ 2,614,837	$ 2,511,613
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 214,474	$ 64,229
Credit Cards	110,684	96,402
Current Portion of Loans and Notes	46,029	79,259
Current Portion of Lease Liability	28,909	-
Line of Credit	223,949	245,297
Related Party Loans	761,325	308,484
Total Current Liabilities	1,385,369	793,670
Promissory Notes and Loans	157,497	205,708
Lease Liabilities, net of current portion	-	60,576
Total Liabilities	1,542,866	1,059,955
STOCKHOLDERS EQUITY		
Common Stock	100	100
Preferred Stock	5	5
Additional Paid in Capital	2,280,019	2,280,019
Shareholder Distribution	(86,435)	-
Retained Earnings/(Accumulated Deficit)	(1,121,718)	(828,465)
Total Stockholders' Equity	1,071,971	1,451,658
Total Liabilities and Stockholders' Equity	$ 2,614,837	$ 2,511,613

See accompanying notes to financial statements.

STORMALONG CIDER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	3,072,683	$	2,774,604
Cost of Goods Sold		2,006,287		1,954,100
Gross Profit		1,066,395		820,504
Operating Expenses				
Operating Expenses		1,052,263		765,684
Total Operating Expenses		1,052,263		765,684
Net operating Income/(Loss)		14,132		54,820
Interest Expense		24,737		16,454
Depreciation and Amortization		282,647		254,530
Net Income/(Net Loss) after Depreciation and Interest Expense	$	(293,253)	$	(216,164)

See accompanying notes to financial statements.

STORMALONG CIDER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	1,000,000	$ 100	51,586	$ 5	$ 2,280,019	$ -	$ (612,302)	$ 1,667,822
Net Income/(Loss)							(216,164)	(216,164)
Balance—December 31, 2022	1,000,000	$ 100	51,586	$ 5	2,280,019	-	$ (828,465)	$ 1,451,658
Shareholder Distribution						(86,435)		(86,435)
Net Income/(Loss)							(293,253)	(293,253)
Balance—December 31, 2023	1,000,000	$ 100	51,586	$ 5	$ 2,280,019	$ (86,435)	$ (1,121,718)	$ 1,071,971

See accompanying notes to financial statements.

STORMALONG CIDER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(293,253)	$	(216,164)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		282,637		254,530
Amortization of ROU Assets		31,668		28,666
Changes in operating assets and liabilities:				
Accounts Receivable, net		(150,796)		(112,868)
Inventory		(22,868)		(45,594)
Prepaids and Other Current Assets		(33,801)		(8,000)
Due from Related Parties		9,724		114,982
Accounts Payable		150,245		(12,383)
Operating lease liability		(31,668)		(28,666)
Credit Cards		14,282		70,791
Net cash provided/(used) by operating activities		(43,830)		73,959
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(71,684)		(161,428)
Purchase of Intangible Assets		(26,284)		(222,073)
Net cash provided/(used) in investing activities		(97,967)		(472,743)
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		(21,348)		245,297
Borrowing on Related Party Loans		452,842		308,484
Borrowing on Promissory Notes and Loans		(81,442)		(172,691)
Shareholder Distribution		(86,435)		
Net cash provided/(used) by financing activities		263,617		441,665
Change in Cash		121,820		42,881
Cash—beginning of year		137,775		94,894
Cash—end of year	$	259,595	$	137,775
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	24,737	$	16,454
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Stormalong Cider Inc. was incorporated on September 17, 2021 in the state of Delaware. Stormalong Cider LLC is a wholly owned subsidiary which was incorporated on February 3, 2014 in the state of Massachusetts. The consolidated financial statements of Stormalong Cider, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sherborn, Massachusetts.

Stormalong Cider Inc. is a Massachusetts-based craft cider company producing a wide range of ciders focused on apple quality and character. We are committed to excellence in hard cider and have built our brand, team, and intellectual property in preparation for continued expansion of our business and reputation. In 2022, Stormalong Cider Inc. grew to the #3 hard cider brand in Massachusetts, which is a top U.S. market for cider. We started with our flagship Legendary Dry and have expanded our product line to include five core ciders as well as seasonal and limited release offerings. Our products have continued to grow year over year through their respective sales platforms – national and local retailers, bars, restaurants as well as our D2C platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions   and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss was not material to the consolidated financial statements.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5-7 years
Leasehold Improvements	15 years
Computers	5 years
Tractor	5-7 years
Process Tanks	5-7 years
Apple Trees	5-7 years
IBC Totes	5-7 years

Intangible Assets

Intangible assets include brand research and development costs which are indefinitely lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Stormalong Cider Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its cider products.

Cost of sales

Costs of goods sold include the cost of raw materials, subcontractors, supplies, materials, storage, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 19, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished Goods	462,179	462,179
Raw Inventory	442,373	419,505
Total Inventory	$ 904,552	$ 881,684

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consists primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	8,000	8,000
Deposit on Equipment	33,801	-
Total Prepaids and Other Current Assets	$ 41,801	$ 8,000

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Machinery & Equipment	$ 1,078,837	$ 1,026,849
Leasehold Improvements	784,243	764,547
Computers	8,077	8,077
Tractor	34,500	34,500
Process Tanks	339,105	339,105
Apple Trees	7,649	7,649
IBC Totes	8,740	8,740
Property and Equipment, at Cost	2,261,151	2,189,467
Accumulated Depreciation	(1,496,967)	(1,214,330)
Property and Equipment, Net	$ 764,184	$ 975,137

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $282,637 and $254,530, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Brand - R&D costs	$ 248,357	$ 222,073
Intangible Assets, at cost	248,357	222,073
Accumulated Amortization	-	-
Intangible Assets, Net	$ 248,357	$ 222,073

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,300,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,000,000 shares of Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 120,000 shares of Preferred Stock with a $0.0001 par value. As of December 31, 2023, and December 31, 2022, 51,586 shares of Preferred Stock were issued and outstanding, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 51,500	1.00%	4/20/2020	forgiven	$ -	-	$ -	$ -	$ -					
Northern Bank SBA	$ 350,000	10.25%	8/26/2020	8/26/2030	$ 25,803	-	$ 46,029	$ 157,497	$ 251,737	$ 25,803	$ 25,803	$ 46,029	$ 205,708	$ 251,737
Notes Payable NB&T	$ 350,000	5.50%	7/1/2016	7/1/2023	$ -	-	$ -	$ -	$ -	$ 1,828	$ 1,828	$ 33,230	$ -	$ 33,230
Total					$ 25,803	$ -	$ 46,029	$ 157,497	$ 251,737	$ 27,631	$ 27,631	$ 79,259	$ 205,708	$ 284,967

Line of Credit

On March 28, 2022, the Company entered into a Line of Credit agreement with Northern Bank. The credit facility size is $250,000. The interest rate is 10.25% per annum. The total outstanding balance as of December 31, 2023 and December 31, 2022 were $223,949 and $245,297, respectively. The entire balance is classified as current as credit facility maturity date is not set.

Related Party Loans

During the years presented, the Company borrowed money from the related parties. The details of the loans are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Shannon Edgar	$ 60,000	0.00%	Fiscal Year 2022	No set maturity	$ 54,276	$ -	$ 54,276	$ -	$ -	$ -
Paragon Group Inc.	$ 707,050	0.00%	Fiscal Year 2023	No set maturity	$ 707,050		$ 707,050	$ 308,484		$ 308,484
Total					$ 761,325	$ -	$ 761,325	$ 308,484	$ -	$ 308,484

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Leases

The Company has entered into operating lease agreements with Bevovations LLC, a Massachusetts Limited Liability Company to rent business premises in Massachusetts. The lease period expires on October 31, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2023, are as follows:

	December 31, 2023
2024	$ 30,000
2025	-
2026	-
2027	-
2028	
Present Value Discount	(1,091)
Total	**$ 28,909**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (66,510)	$ (62,687)
Valuation Allowance	66,510	62,687
Net Provision for Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (312,626)	$ (246,116)
Valuation Allowance	312,626	246,116
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,141,930, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,141,930. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the year ended December 31, 2023, the Company obtained a loan from of its shareholders, Shannon Edgar in the amount of $60,000. The entire balance is classified as current as it has no maturity set. This loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stood at $54,276 and $0, respectively.

As of December 31, 2022, the Company has outstanding receivable from its shareholder, Shannon Edgar, in total amount of $9,724, respectively.

During the years ended December 31, 2023, and December 31, 2022, the Company obtained a loan from one of its shareholders, Paragon Group Inc., amounting to $707,050. The entire balance is classified as current, as it has no set maturity date, and the loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding loan balance was $707,050 and $308,484, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 19, 2024, which is the date the consolidated financial statements were available to be issued.

On June 1, 2024, the amended and restated certificate of incorporation was issued, authorizing the company to issue 1,300,000 shares of common stock and 203,622 shares of preferred stock. Of the preferred stock, 51,586 shares are designated as Series Seed Preferred Stock, and 152,036 shares as Series Seed-2 Preferred Stock. So far, the company has issued 1,000,000 shares of common stock and 51,586 shares of Series Seed Preferred Stock. The 152,036 shares of Series Seed-2 Preferred Stock are reserved for the next Series Seed-2 offering.

On February 8, 2024, the company entered into a commercial lease agreement with C&A Partners LLC for 24,774 square foot space located in Millis, Massachusetts. The lease will expire on December 31, 2033. The annual base rent ranges from $173,418 to $272,514.

There have been no events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF STORMALONG CIDER

Respect the Apple™

Stormalong Cider produces award-winning hard ciders from fresh, local apples and whole ingredients. Available in thousands of retail locations including Costco, Trader Joe's, and Whole Foods, Stormalong reached over $3 million in revenue in 2023. Our consistent growth and a proven track record position us as one of the fastest-growing cider brands in the U.S.
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


AMERICAN HARD CIDER
STORMALONG
LEGENDARY DRY
AWARD WINNING CRAFT CIDER

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$11.02 Per Share

MIN INVEST
$341.62

VALUATION
$12.29M

REASONS TO INVEST

Quality Focus: Stormalong is committed to using only fresh-pressed apples and whole ingredients, free from artificial additives and concentrates, to create a cider that delivers a naturally superior taste.

Strong Market Presence: With distribution in 3K+ retail locations, including major chains like Whole Foods and Trader

Joe's, we believe we're well-positioned to grow in the $14.2B global hard cider market.

✓ **Proven Sales Growth:** With a 51% CAGR since 2016 and $2.6M revenue so far in 2024, Stormalong has demonstrated its scalability and strong market demand.*

Past performance is not a guarantee of future growth. There is no guarantee the CAGR will continue to be 51% and revenue will continue to increase.

TEAM



Shannon Edgar • President, CEO, Principal Accounting Officer, Board Director

Shannon Edgar founded Stormalong Cider in 2014 in the pursuit of making ciders that showcase the unique flavors fermented from cider-friendly apples. Taking inspiration from the hard cider history in his adopted home of Sherborn, Massachusetts, the historical nature of some of these apple varieties and their connection to New England history has always been an interest to him. Over the last 9 years, Stormalong has grown into a passionate team of "Cider Geeks" evangelizing cider with a deep appreciation for apples and their craft.

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in

THE PITCH

From Local Orchards to National Retail Shelves





STORMALONG
FARM STAND
UNFILTERED
MASS APPEAL
MASSIVE APPEAL
IMPERIAL HARD CIDER
LEGENDARY DRY
JASMINE
LIGHT OF THE SUN
RED SKIES AT NIGHT

AMERICAN HARD CIDER

STORMALONG

WE OFFER CONSUMERS A SUPERIOR CHOICE IN TASTE AND FLAVOR BY MAKING THE HIGHEST QUALITY CIDER ON THE MARKET

OUR ABC'S



All About the Apples

Building a Better Beverage

Cider is a Clear Choice

At Stormalong Cider, we believe in staying true to our roots. Using fresh-pressed apples and whole ingredients, our naturally gluten-free cider is crafted without shortcuts like concentrates or artificial additives. Over the past decade, we've become a favorite among consumers, distributing to more than 3,000 retail locations, including Trader Joe's, Costco, and Whole Foods. We achieved $3 million in revenue in 2023 and have collected over 80 awards for our dedication to quality. With a strong leadership team and industry recognition, we're proud to rank #3 in Massachusetts and #26 nationwide, according to Nielsen's 2023 data.

THE OPPORTUNITY

Authenticity through Whole Ingredients



RESPECT ᴛʜᴇ APPLE!

BORN IN A BARN, NOT IN A BOARDROOM

 **100% FRESH PRESSED APPLES**

 **100% WHOLE INGREDIENTS**

 **NO B.S.**

 **AWARD WINNING TRACK RECORD**

In an industry filled with overly processed, sugar-based beverages, Stormalong offers an authentic and natural alternative. We use only fresh-pressed apples and whole ingredients, ensuring our ciders are as close to nature as possible. Our customers value transparency and natural products, and we deliver on that promise by sourcing directly from Northeastern orchards. This dedication has led to the purchase of over $4 million in local apples, supporting sustainable farming practices in the region.

We've built strong relationships with local farmers, and that connection to our roots helps us create a truly unique cider. Flagship offerings like our Legendary Dry are consistently top performers, and seasonal releases like "Happy Holidays", and our Maine Wild Blueberry flavor "Blue Skies", bring seasonality to our product lineup. With retail partnerships in 10 States, and steady year-over-year growth, we're now expanding even further. A new 25,000-square-foot headquarters in Millis, Massachusetts, will allow us to boost production capacity, ensuring we can meet growing demand.

HOW WE STACK UP AGAINST THE COMPETITION

	AMERICAN HARD CIDER STORMALONG	ANGRY ORCHARD HARD CIDER	STELLA ARTOIS Cidre	DOWNEAST THE UNFILTERED CRAFT CIDER
No Artificial Ingredients	✓	✗	✗	✗
No Added Sugars	✓	✗	✗	✗
Not from Concentrate	✓	✗	✗	✗
100% Real Ingredients	✓	✗	✗	✗



STORMALONG
WICKSON REDFIELD
AMERICAN HARD CIDER
STORMALONG

THE MARKET & OUR TRACTION

Growth Fueled by Craftsmanship

"THIS IS CIDER'S MOMENT"

– MARY GUIVER

Whole Foods' principle beer category merchant



OUR CHAIN SALES GROWTH

TRADER JOE'S

+132%*

2023 VS 2022

Total Wine & MORE

+21%

2023 VS 2022

COSTCO WHOLESALE

+773%

2023 VS 2022

MARKET BASKET

+70%

2023 VS 2022

**Past performance is not a guarantee of future growth. There is no guarantee that sales will continue to grow.*

The global hard cider market reached $14.2 billion in 2023, with brands like Stormalong among the top sellers. Today's consumers demand transparency, sustainability, and authenticity—values we work hard at being true to. With a balanced customer base appealing to both men and women and a particularly strong following among younger, educated demographics, Stormalong is well-positioned to take advantage of shifting consumer preferences. As the natural and locally sourced beverage market continues to grow, our goal is to capture an even greater share in the craft cider space.

Stormalong's extensive retail partnerships have been a strong contributor to our success. Our relationships with over 100 major retailers, including Trader Joe's, Costco, and Whole Foods, have seen continued growth, with a 773% increase in Costco sales in 2023 and Trader Joe's sales rising by 132%.* Our presence in over 3,000 retail locations and sales of over 100,000 case equivalents in 2023 demonstrates the brand's momentum. We've sold more than $17 million worth of cider to wholesale partners, with a retail value exceeding $32 million. Our Rare Apple Club, launched in 2020, offers exclusive small-batch releases, helping deepen engagement with our most dedicated fans.

**Past performance is not a guarantee of future growth. There is no guarantee that sales will continue to grow.*



why invest

Invest in Cider's Moment



WHY STORMALONG? HERE'S A QUICK OVERVIEW

100,000+
Case sales in 2023 and grew sales by 15%

51%
CAGR between 2016 to 2023

$17 Million+
Worth of cider sold to wholesale partners

STORMALONG IS THE 3RD LARGEST CIDER COMPANY IN MA AND #26 NATIONALLY

*Past performance is not a guarantee of future growth. There is no guarantee the CAGR will continue to be 51% and sales will continue to increase.

Stormalong Cider is founded on the principles of quality, craftsmanship, and authenticity, positioning us for continued success in the growing regional hard cider market. Our new 25,000 square foot headquarters in Millis, MA, will enhance our operational efficiency and include a retail tasting room for an immersive customer experience.

Your investment will help us complete the buildout, expand our sales and marketing team, and make strategic inventory purchases to optimize margins. Together, we'll continue our goal of sustainable growth and ensure Stormalong remains a leader in the craft cider industry.

Respect the apple and invest in Stormalong Cider!

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ABOUT

HEADQUARTERS

**12 SEWALL BROOK LANE
SHERBORN, MA 01770**

WEBSITE

View Site ⬏

Stormalong Cider produces award-winning hard ciders from fresh, local apples and whole ingredients. Available in thousands of retail locations including Costco, Trader Joe's, and Whole Foods, Stormalong reached over $3 million in revenue in 2023. Our consistent growth and a proven track record position us as one of the fastest-growing cider brands in the U.S.

TERMS

Stormalong Cider

Overview

PRICE PER SHARE

$11.02

VALUATION

$12.29M

DEADLINE ⓘ

Apr. 24, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ

$20K - $1.23M

Breakdown

MIN INVESTMENT ⓘ

$341.62

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,234,989.36

SHARES OFFERED

Series Seed-2 Preferred Stock

MIN NUMBER OF SHARES OFFERED

1,814

MAX NUMBER OF SHARES OFFERED

112,068

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	**$2,614,837**	**$2,511,613**
Cash & Cash Equivalents	**$259,595**	**$137,775**
Accounts Receivable	**$367,439**	**$216,643**
Short-Term Debt	**$1,385,369**	**$793,670**
Long-Term Debt	**$157,497**	**$266,284**
Revenue & Sales	**$3,072,683**	**$2,774,604**
Costs of Goods Sold	**$2,006,287**	**$1,954,100**

Taxes Paid	$0	$0
Net Income	-$293,253	-$216,164

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed-2 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed-2 Preferred Stock.

Investment Incentives and Bonuses*

Time-Based

Invest $500 within the first 2 weeks and receive 5% bonus shares

Invest $10,000 within the first 2 weeks and receive 8% bonus shares

Invest $20,000 within the first 2 weeks and receive 10% bonus shares

Amount-Based

$500

Stormalong Cap, Pint Glass; 15% off tasting room and DTC purchases 2025

$1000

Stormalong Cap, Pint Glass; $50 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; $2500; Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$2500

Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$5000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 2 x $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025, 2026; Rare Apple Cider Club releases calendar year 2025, 2026

$10,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 5 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime

$20,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 10 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialities. Cidermaking apprenticeship with the Stormalong team in Millis, MA* (travel not included)

$50,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 20 x $100 Stormalong Gift Cards; 20% off tasting room and DTC purchases lifetime; Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialties. Make your own style of cider with the Stormalong team. Private party for 30 at our new tasting room.

Loyalty Perk

Exclusive members will receive 5% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Stormalong Cider Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $11.02 / share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $1,102. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

01.21.25

Cider Styles - Y.O.Y. Sales Growth - 2023-2024


STORMALONG
WHITE MOUNTAIN MAGIC
BOSTON HEIRLOOM
MASSIVE APPEAL
IMPERIAL HARD CIDER
BLUE SKIES
BLUEBERRY CIDER
Happy Holidays
LIGHT OF THE SUN
YUZU
JASMINE
FARM STAND
UNFILTERED
LEGENDARY DRY
MASS APPEAL
RED SKIES AT NIGHT
PASSION FRUIT & HIBISCUS

Per Nielsen, a global leader in data and analytics, Stormalong had multiple cider styles with significant, double-digit growth when comparing the 52 week periods of 2023 to 2024.

Stormalong's flagship cider, **Legendary Dry,** grew **37.9%** in sales per Nielsen Total Extended All Outlet data from 2023 to 2024. Legendary Dry is the top selling cider in Stormalong's portfolio and is "champagne-like" from a taste profile. It's made with a blend of bittersweet apples that are rare in the U.S., blended with crisp, American apple varieties like Northern Spy or Ida Red. It is also has less than 3 grams of sugar per 16 oz serving.

Two **seasonal** offerings that share the same UPC were up **80.5%** in sales. These ciders are "**Blue Skies**", made with Wild Maine Blueberries, and "**White Mountain Magic**", a Winter cider made with a blend of spices and NH maple syrup. These ciders were sold in Trader Joes locations throughout MA, NH, ME, and NY.

"**Red Skies at Night**", a cider made with Passionfruit and Hibiscus and winner of a "Good Food Award", increased **42.8%** in sales from 2023 to 2024.

To recap – per Nielsen – All Outlet Data from 2023 to 2024.

1. Legendary Dry +37.9%
2. Blue Skies + White Mountain Magic +80.5%
3. Red Skies at Night +42.8%

PRESS



Brewbound
Stormalong Founder Reflects on 10 Years of Respecting the Apples

View Article



The Boston Globe
The best of Stormalong's ciders, all in one handy place

View Article



Free Jacks

NEW ENGLAND FREE JACKS WELCOME STORMALONG CIDER AS THEIR OFFICIAL HARD CIDER PARTNER IN A MULTI-YEAR DEAL

View Article

Cidercraft Magazine

7 Hopped Ciders You Can't Be Bitter About

View Article

ALL UPDATES

01.16.25

That's a wrap for 2024, full steam ahead 2025!

Stormalong cider 2024 Year in Review

2025 is shaping up as a big year for us here at Stormalong, but before we move on completely to the New Year, we wanted to reflect on some of the highlights from 2024.

1. Beachcomber Cidah - Wellfleet is one of our favorite places on Earth, and the Beachcomber venue there is also equally amazing. We are thrilled to have worked with the Comah' on a Cranberry Lime cider that was served there all season.

2. Blue Skies - Maine Wild Berries and Cider, yum.

3. POG Punch - Spring cider release. Passionfruit, Blood Orange, Guava, and Tangerine. Island style. A tropical getaway in every can.

4. Freejacks Major League Rubgy 2024! Back to back Championships! It has been a great ride with the Freejacks. Lots of cider and Rugby, another kick ass season.

5. Boston College - "BC" themed version of Mass Appeal sold at all BC home Football, Hockey, and Basketball games. For Boston!

6. Farmstand Unfiltered. A new version of our Unfiltered cider out into the world.

7. Levitate / Flannel Jam 2024 - Another great run with the Levitate crew.

8. Alyson's Orchard. What can we say about possibly the prettiest orchard in New England? How bout a NH - Alyson's cider?

9. Happy Holidays - Crazy year with Happy Holidays - we couldn't make it fast enough to keep up with demand! We're talking truckloads!

10. White Mountain Magic - This is being served at several NH ski mountains and is the perfect "Apre-Ski" cider. A hint of NH maple syrup, chicory, vanilla beans, just a satisfying Winter cider.

11. RI Brew Fest - Out of 50+ breweries and cideries at the RI Brewfest in 2024, Stormalong Cider won "Brewery of Choice - 1st place" as the number one voted company at the event. Not too shabby.

It's been an event filled year with good times on the plenty, but these are some of the top highlights for us to savor. Ready for 2025! Happy New Year!

Your Cidermaker Mates at Stormalong

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.16.24

A spotlight on our financials...

As we prepared to launch this campaign via Start Engine, there were months of due diligence and compliance related matters, including our independent financial review.   Ultimately all that information gets displayed into a nice neat layout under the "terms" tab on our Start Engine page.   Unfortunately, this doesn't really give you the best understanding of debt, profitability, and what's really going on under the hood, unless you take a deeper dive into the **"Offering Memorandum"**, which is a 55 page pdf document linked on bottom of the Start Engine page.

So, please take a moment to inspect our **"Offering Memorandum"** at the bottom of our campaign page, particularly on pages **19, 20**, which have our more comprehensive P&L's and Balance Sheets available.

First off - Profitability:

For Fiscal Year Ended December 31, (USD $ in Dollars)	2023	2022
Net Revenue	$ 3,072,683	$ 2,774,604
Cost of Goods Sold	2,006,287	1,954,100
Gross Profit	1,066,395	820,504
Operating Expenses		
Operating Expenses	1,052,263	765,684
Total Operating Expenses	1,052,263	765,684
Net operating Income/(Loss)	14,132	54,820
Interest Expense	24,737	16,454
Depreciation and Amortization	282,647	254,530
Net Income/(Net Loss) after Depreciation and Interest Expense	$ (293,253)	$ (216,164)

(This is a screen shot of the financials on page 19, 20.)

It shows a net loss of $216,164 for 2022, and $293,253 for 2023.

This is accurate when you include depreciation into the calculation which was (depreciation = $-254,530 in 2022, and $-282,647 in 2023).

We have purchased a substantial amount of stainless steel tanks and other processing equipment over the years that triggers this depreciation mainly on a 5-7 year period for machinery and equipmet from a tax filing / IRS perspective. But, the actual useful life of the majority of our tanks and equipment is substantially longer. I also will add that this accumulated depreciation can be deducted against future net revenue and profitability.

If you look at our **net operating line** in the P&L above, it shows a **net operating profit of $54,820 in 2022, and $14,132 in 2023**. We are still in growth mode, so the profits of course are not substantial currently, but we feel we have a solid track record and believe in our continued growth.

Secondly – Debt/Liabilties:

LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts Payable	$ 214,474	$	64,229
Credit Cards	110,684		96,402
Current Portion of Loans and Notes	46,029		79,259
Current Portion of Lease Liability	28,909		-
Line of Credit	223,949		245,297
Related Party Loans	761,325		308,484
Total Current Liabilities	1,385,369		793,670
Promissory Notes and Loans	157,497		205,708
Lease Liabilities, net of current portion	-		60,576
Total Liabilities	1,542,866		1,059,955

On a quick glance under the financials that are listed on the main page of our Start Engine profile – it lists our Short Term debt at $1,385,369 and our Long Term debt at $157,497.

On **page 12** of our **"Offering Memorandum"** there is further detail under the section **"Related Party Loans"** relative to debt.

Related Party Transactions

- Name of Person: Shannon Edgar
  Relationship to Company: Director, Officer, and 20%+ Owner
  Nature / amount of interest in the transaction: During the year ended December 31, 2023, the Company obtained a loan from of its shareholders, Shannon Edgar in the amount of $60,000
  Material Terms: The entire balance is classified as current as it has no maturity set. This loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stood at $54,276 and $0, respectively.

- Name of Entity: Paragon Group, Inc.
  Names of 20% owners: The Edgar Family
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the years ended December 31, 2023, and December 31, 2022, the Company obtained a loan from one of its shareholders, Paragon Group Inc., amounting to $707,050.
  Material Terms: The entire balance is classified as current, as it has no set maturity date, and the loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding loan balance was $707,050 and $308,484, respectively.

There are **$761,325** in related party loans to Stormalong Cider Inc. – from myself Shannon Edgar, and my family's business Paragon Group Inc., who own 95% of Stormalong. There is no current interest being applied to this loan, and no scheduled or required payment.

To clarify, of the total short term debt listed on our offering, **$761,325** is this related party loan from ownership. The remaining **$624,044** are payables to our vendors, which is in typical range, credit card

debt, which is also in typical range for our purchasing, and a credit line we have with our bank.

You can also see on our balance sheet that we have **$904,552** of inventory on hand at the end of 2023. Apples are seasonal, and we tend to stock up on certain varieties and styles that are harder to source through the year. But the inventory will be sold throughout the year and is as an asset.

Thank you and feel free to ask questions!

Shannon with Stormalong Cider

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.09.24

Stormalong grows 12.5% to $3.58M in sales!

Stormalong has continued building momentum, gaining $397,702 in sales per Nielsen in US sales for a total of $3,587,215 over the latest 52 weeks. Stormalong's consistent growth and proven track record position us as one of the fastest-growing cider brands in the U.S.

Stormalong is now currently sold in over 3500 stores throughout our distribution footprint which is predominantly in New England. This is an increase of 500 points of distribution over last year or a 17% increase. There is significant market share and points of distribution for us to gain both in our more established markets of MA, NH, CT, RI, ME, as well as more recent roll outs in NY, NJ, IL. Excited to keep it going!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.06.24

Stormalong is now the #21 cider brand in the U.S.



Per Nielsen sales data for the total US cider market over the last 52 weeks, Stormalong Cider has grown to the 21st cider brand in the United States up from the 26th brand over the previous 52 week period. Stormalong is also ranked #3 in their home state of Massachusetts.

We're excited to continue to bring high quality cider to the masses and keep building our awareness and share!

11.25.24

Boston Heirloom is Back!


STORMALONG
BOSTON HEIRLOOM

We just released this year's version of **Boston Heirloom!** This is one of our most sought after, limited batch ciders. We make this cider once a year with the season's bounty of heirloom apples, with this particular blend featuring **Roxbury Russet** and **Baldwin** apple varieties.

Luscious, crisp, refreshing acidity, with just a hint of sweetness. Roxbury Russet apples originated in Massachusetts, all the way back to 1635, as did Baldwin apples around 1740. These are truly "antique" apple varieties that make awesome cider, and let us taste these unique apples that are close to 4 centuries old. All the way back to when the Pilgrims landed at Plymouth Rock. Drinking history in a glass (or can). This has always been fascinating to us. Being able to make a cider with apple varieties that originated in America almost 400 years ago! Welcome back Boston Heirloom, but for a limited time while supplies last. We make this once a year, and when it's gone, it's gone.

We also wanted to point out the bonus incentives that are currently live in our raise at Start Engine. There are some significant perks - Rare Apple Club shipments, gift cards, and bonus shares, and access to awesome ciders like: Boston Heirloom!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 | $500

Stormalong Cap, Pint Glass; 15% off tasting room and DTC purchases 2025

Select

$1,000

Tier 2 | $1000

Stormalong Cap, Pint Glass; $50 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; $2500; Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

Select

$2,500

Tier 3 | $2500

Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

Select

$5,000

Tier 4 | $5000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 2 x $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025, 2026; Rare Apple Cider Club releases calendar year 2025, 2026

Select

$10,000

Tier 5 | $10,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 5 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime

Select

$20,000

Tier 6 | $20,000

$20,000 10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 10 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime; Access to "private stash" -

Select

$50,000

Tier 7 | $50,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 20 x $100 Stormalong Gift Cards; 20% off tasting room and DTC purchases lifetime; Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialities. Make your own

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

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SD

SEAN DOHERTY
24 days ago

Great cider but what justifies the $11.02 a share?

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SE Shannon Edgar ⊘

Stormalong Cider • 23 days ago

Hi Sean, I am assuming your question is asking about our valuation, rather than specifically our share price, which is relative for every company to how many shares of stock issued internally upon formation and filing of the entity.

We set our valuation based on our 2023 Gross Sales of $3.072m and used a 4x multiple of 2023 sales for what we feel is a reasonable $12.29M. Valuations can be analyzed with "comps" to compare similar companies in similar industries. For Stormalong, beverage alcohol is our sector. There are more variables to consider with valuations than just revenue obviously, but at a high-level comparison, let's look at the other beverage alcohol companies currently raising on Start Engine:

Stormalong Cider – Valuation: $12.29m, Annual Revenue: $3,072,683 (4.0x multiple)
Holidaily Brewing – Valuation: $13.88m, Annual Revenue: $3,278,819 (4.2x multiple)
Bushwacker Spirts – Valuation: $14.5m, Annual Revenue: $1,477,451 (9.8x multiple)
Mutiny Island Vodka – Valuation: $19.05m, Annual Revenue: $1,447,474 (13.0x multiple)
Mother Road Brewing – Valuation: $40.04m, Annual Revenue: $9,939,896 (4.0x multiple)
Ivanhoe Park Brewing - Valuation: $10.0m, Annual Revenue: $1,011,012 (9.9x multiple)
Misguided Spirits - Valuation: $20.0m, Annual Revenue: $2,007,598 (9.9x multiple)

So, when comparing valuations at this high-level, Stormalong appears to have one of the more advantageous valuations for beverage alcohol companies currently raising on Start Engine. I'm happy to answer any more questions and provide any additional insights.

Thanks,
Shannon w/ Stormalong Cider
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Now that's the sound of something delicious. But hold on, what's actually in that can?

I know we make our cider with freshly pressed local apples and whole ingredients, but I can't say the same for the majority of mass-produced hard seltzers, malt beverages, and mediocre ciders currently on the market.

Even so-called "craft" ciders are often made from concentrate—much of which is imported from China and Turkey. It's typically stripped of nutrients, pumped full of sugar, and marketed as "all-natural." It's anything but.

Stormalong is a hard cider company that does things differently.

We only use 100% freshly-pressed apples grown right here in the Northeast. We believe this results in a higher quality, better-tasting cider without any of the extra junk.

To date we've purchased over $4 million of fruit from local growers. It's just one way we support our community and reduce our environmental impact.

We've proven that our approach to cider-making is a good, profitable, and scalable business model.

We're the third-largest cider brand in Massachusetts—right behind industry giant Angry Orchard.

In 2023 sales grew by 13% to $3 million—with 2.4 MILLION cans of cider sold. And since 2016, we've achieved growth every single year with an average compound annual growth rate of 60%.

This growth wouldn't have been possible without our customers. Their votes have given 7 of our ciders a 4+ star rating, with over 29,000 reviews. In 2023, our "Farmstand Unfiltered" style was the #1-rated cider in Massachusetts, That's on top of over 80 industry awards, including 3 Good Food Awards and multiple "Best in Class" honors.

That's translated to distributors who are eager to keep our ciders stocked on shelves across the Northeast, with recent launches in New York and Chicago. Today, you can find Stormalong in thousands of retailers, including over 100 key chains like Trader Joe's, Whole Foods, and Total Wine.

But we're just getting started. The $14.2 BILLION cider market has seen regional craft brands like us grow from 33% to 54% market share in just 4 years. Consumers are thirsty for transparent, high-quality, sustainable options—and we're ready to deliver.

Our 25,000 square foot production facility in Millis, Massachusetts is already in progress, including our FIRST EVER TASTING ROOM–where visitors will be able to sample our craft ciders and experience our brand up close. This is our chance to grow our customer base even further—but to get there, we need your help.

With your investment, we aim to complete our buildout, grow our team, and expand distribution.

Our customers have gotten us to where we are today. Now, we want to offer our supporters (and newcomers to our brand) the chance to own a piece of Stormalong—and to continue growing with us on this journey.

This is your chance to help bring delicious, premium cider to the masses. Invest in Stormalong today!

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:27 AM 01/22/2025
FILED 10:27 AM 01/22/2025
SR 20250205609 - File Number 6242343

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF STORMALONG CIDER, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Stormalong Cider, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Stormalong Cider, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 17, 2021.

2. The date of the filing of the Certificate of Incorporation was September 17, 2021. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Stormalong Cider, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is c/o Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,300,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 203,622 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

{W6726047.2}

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

51,586 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" and 152,036 shares of the authorized Preferred Stock of the Corporation are hereby designed "**Series Seed-2 Preferred Stock**." Each such series of Preferred Stock shall have the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth below. The Series Seed Preferred Stock and the Series Seed-2 Preferred Stock shall be collectively referred to as "**Preferred Stock**."

Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred

Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean $6.30 per share with respect to the Series Seed Preferred Stock, and $11.6878 per share with respect to the Series Seed-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to that series of Preferred Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1.1.   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price for the Preferred Stock, plus any dividends declared but unpaid thereon (the "**Preferred Liquidation Preference**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.1.2.   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.1.3.   Preferred Liquidation Amount. Notwithstanding anything herein to the contrary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to receive the greater of (a) the amounts set forth in Section 2.1.1 hereof or (b) such amount as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Section 2.1.1 or Section 2.1.3, is hereinafter referred to as the "**Preferred Liquidation Amount**."

2.2   Deemed Liquidation Events.

2.2.1.   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least five days prior to the effective date of any such event:

(a)   a merger or consolidation in which

        (i) the Corporation is a constituent party or

        (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.2.2. Effecting a Deemed Liquidation Event.

(a)   Unless approved by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding, the Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.2.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1.1 and 2.1.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.2.1(a)(ii) or 2.2.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.2.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in the ordinary course of business or in connection with such Deemed Liquidation Event.

(c)   In the event of any redemption of any series of Preferred Stock pursuant to Subsection 2.2.2(b), the Corporation shall send written notice of such redemption (the "**Redemption Notice**") to each holder of Preferred Stock promptly following the receipt of request for such redemption. Each Redemption Notice shall state: (A) the number of shares of such series of Preferred Stock held by the holder that the Corporation shall redeem on the date of such redemption (the date of each such redemption, a "**Redemption Date**") specified in the Redemption Notice; (B) the Redemption Date and the amount of the Available Proceeds such holder is entitled to receive pursuant to such redemption (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (D) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d)   On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(e)   If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

(f) Any shares of Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

2.2.3. <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.2.4. <u>Allocation of Escrow</u>. In the event of a Deemed Liquidation Event pursuant to <u>Section 2.2.1(a)(i)</u>, if any portion of the consideration payable to the stockholders of the Corporation is payable to the stockholders of the Corporation subject to contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Sections 2.1.1</u> and <u>2.1.2</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Sections 2.1.1</u> and <u>2.1.2</u> after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this <u>Section 2.2.4</u>, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. <u>Voting</u>.

3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law, by the other provisions of the Certificate of Incorporation or by any other written agreement between the Corporation and the holders of Preferred Stock, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted to Common Stock basis.

3.2 <u>Preferred Stock Protective Provisions</u>. At any time when at least twenty-five percent (25%) of the originally issued shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.2.1.   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing, unless in connection with any such Deemed Liquidation Event, the holders of Preferred Stock shall receive an amount of cash or marketable securities at the closing of such Deemed Liquidation Event equal to at least to one times (1x) the applicable Original Issue Price, in which such case, the separate consent of the holders of Preferred Stock shall not be required;

3.2.2.   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the rights, preference or privileges of the Preferred Stock; or

3.2.3.   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service, or (iii) as approved by the Board of Directors, including the exercise by the Corporation of contractual rights of first refusal over such shares.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1.   Conversion Ratio.   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be $6.30 per share with respect to the Series Seed Preferred Stock, and $11.6878 per share with respect to the Series Seed-2 Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2.   Termination of Conversion Rights.   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the

Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing any Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon and following any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Original Issue Date**" shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock issued upon conversion of the Preferred Stock

(ii)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(iii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections 4.5, 4.6, 4.7 or 4.8;

(iv)   shares of Common Stock, including Options therefor (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; or

(v)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi)   shares of Common Stock, Options or Convertible Securities issued to banks, commercial or other financial lenders, venture capital debt providers, factoring arrangement providers, institutional or individual lenders of indebtedness for borrowed money, equipment lessors or other financial or commercial institutions, pursuant to any debt financing, term loan, working capital or other credit facility, letters of credit, equipment leasing or other leasing transaction and approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation; or

(ix) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation.

4.4.2. No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3).   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b)   "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable (1) upon exercise of Options outstanding immediately prior to such issue, and/or (2) upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue, but excluding any Convertible Securities converting pursuant to the terms thereof into Additional Shares in such issue;

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5.   Determination of Consideration.   For purposes of this Section 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to any such Conversion Price pursuant to the terms of <u>Section 4.4.4</u> then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.2, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds to the Corporation and with a per share price to the public of at least two times (2x) the Series Seed-2 Original Issue Price, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements.   All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for the Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock so converted. Such converted shares of Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock, accordingly.

6.   Redemption; Redeemed or Otherwise Acquired Shares.   Except as expressly set forth in Section 2.2.2 hereof, the Preferred Stock shall not be redeemable at the option of the holder thereof. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7.   Waiver.   Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a

partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3.   Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents.   The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding.   The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire

under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. <u>Insurance</u>. The Board of Directors may, to the fullest extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense additional insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. <u>Amendment or Repeal</u>. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: The name and mailing address of the incorporator is Shannon Edgar, 12 Sewall Brook Lane, Sherborn, MA 01770.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the undersigned on this 1st day of _JUNE_ 2024.

_____
Shannon Edgar, Incorporator

6633178.2